FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-168435

December 6, 2010

SILVERCORP METALS INC.

BOUGHT TREASURY OFFERING OF COMMON SHARES

TERM SHEET

Issuer:	Silvercorp Metals Inc. (“Silvercorp” or the “Company”).

Issue:	Treasury offering of 8,000,000 common shares (the “Common Shares”).

Issue Amount:	US$101,600,000, prior to the Over-Allotment Option.

Issue Price:	US$12.70 per Common Share representing a discount of 6.5% to the reference price of US$13.59.

Over-Allotment Option:

The Company has granted the Underwriters the option to purchase up to an additional 1,200,000 Common Shares, at the Issue Price, exercisable in whole or in part, at any point up to 30 days following the Closing Date.

Use of Proceeds:

The Company intends to use the net proceeds from the Issue to complete the acquisition of the BYP gold-lead-zinc mine in China, for development at the GC Mine in China and development at the Silvertip property in British Columbia, and for general working capital purposes.

Form of Offering:

Publicly by way of Short Form Base Shelf Prospectus (August 11, 2010) and a Prospectus Supplement to be filed in all provinces and territories of Canada, excluding Quebec, and in the United States pursuant to an effective registration statement on Form F-10 under the Multijurisdictional Disclosure System and internationally on a private placement basis as expressly permitted. A copy of the shelf prospectus is available online at www.sedar.com and www.sec.gov.

Form of Underwriting:	“Bought Deal” subject to conventional bought deal termination provisions to be included in a definitive underwriting agreement.

Eligibility:	The Common Shares will be eligible for RRSPs, RRIFs, RESPs, TFSAs and DPSPs.

Listing:

Application will be made to list the Common Shares on The Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The existing Common Shares are currently listed on the TSX and the NYSE under the symbol “SVM”.

Underwriters:	A syndicate of underwriters led by CIBC and BMO Capital Markets.

Commission:	5.0%.

Closing Date:	December 14th, 2010.

Special United States federal income tax rules apply to United States persons owning shares of a passive foreign investment company (“PFIC”). The Company currently does not believe that it is a PFIC, nor does the Company anticipate that it will become a PFIC in the foreseeable future. However, there can be no assurance that the United States Internal Revenue Service will not successfully challenge the Company’s position or that the Company will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on the Company’s assets and income in such year, as well as the availability of special rules applicable to commodities producers.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com or in Canada from CIBC World Markets Inc. at 416-594-7270 or from BMO Capital Markets Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036 (tel:212-885-4039), or in Canada from BMO Capital Markets by contacting Investor Relations, Distribution Department, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (tel: 416-363-6996 x224)